

Mail Stop 3030

February 6, 2017

Via E-mail
Mary Jane Raymond
Chief Financial Officer and Treasurer
II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, Pennsylvania 16056

> **Re: II-VI Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 26, 2016**
> **Form 8-K Filed January 24, 2017**
> **File No. 000-16195**

Dear Ms. Raymond:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

General

1.   On page 15, you identify Huawei Technologies Co., Ltd. and Samsung as representative customers of your Laser Solutions segment, and Huawei as a representative customer of your Photonics segment. We are aware of publicly available information indicating that Huawei operates in Sudan and Syria, and that Samsung operates in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, customers or other direct or indirect arrangements. You should describe any products, technology or services you

have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3.   We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business with Huawei.

Form 8-K Filed January 24, 2017

Exhibit 99-1

4.   We note that you exclude amounts related to new IR&D technology platform investment from your non-GAAP measures Adjusted EBITDA, Adjusted Operating Income, Adjusted Earnings and Adjusted EPS and that these amounts relate to the acceleration of your new technology platform to increase its capability to produce new optoelectronic devices. Please explain to us the nature of this IR&D Investment and how these costs differ from your other research and development costs. Please also tell us how you considered the guidance provided in questions 100.01 and 100.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures which are available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andri Carpenter at (202) 551-3645 or Julie Sherman, Senior Accountant, at (202) 551-3640 if you have any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery